Exhibit 99.1

Amaya Special Committee Provides Information Update; Company Announces

Fourth Quarter and Full Year 2015 Earnings Release Date

MONTREAL, MARCH 2, 2016 – The Special Committee of independent directors of Amaya Inc. (NASDAQ: AYA; TSX: AYA) today provided the following update on the steps it is taking to conduct an independent review of alternatives in light of Amaya’s Chairman and Chief Executive Officer, David Baazov, having advised the Board of Directors of Amaya that he and a group acting with him intend to make an offer to acquire Amaya. To date Amaya has not received an offer from Mr. Baazov or otherwise.

The Board established the Special Committee after Mr. Baazov notified the Board on January 31, 2016 of his intention to make a proposal to acquire Amaya for C$21 per common share in cash. As previously disclosed, the Special Committee has appointed Barclays Capital Canada Inc. to act as financial advisor to the Special Committee under a broad mandate to assist in considering any proposal that may be forthcoming, as well as other alternatives that may become available to Amaya. In addition, the Special Committee has:

•	Engaged Moelis & Company LLC to provide an independent valuation of Amaya’s securities in connection with any offer that may be made by Mr. Baazov. Any such independent valuation will involve financial analysis of Amaya by Moelis & Company, including analysis of management’s forecast of Amaya’s financial performance.

•	Engaged with Mr. Baazov in settling the terms under which confidential information regarding Amaya would be made available to Mr. Baazov’s group for the purposes of evaluating and possibly making an offer.

•	Implemented processes and restrictions and established guidelines regarding the ongoing management of Amaya in the context of a potential offer for Amaya by a group led by Mr. Baazov. These guidelines relate to, among other things, the treatment of confidential information, transactions outside of the ordinary course of business, and communication with employees and external parties.

•	Determined, in consultation with the Audit Committee of the Board of Directors, that in view of the potential offer that may be forthcoming from Mr. Baazov, and the fact that the Special Committee’s financial advisor and the independent valuator have commenced their review process, Amaya will not be providing guidance with respect to its 2016 financial performance in conjunction with the release of its financial results for the fourth quarter and year ended December 31, 2015.

Amaya also announced plans to release its financial results for the fourth quarter and year ended December 31, 2015 after the close of trading on March 14, 2016 and to host a conference call to discuss these results at 5:30 p.m. ET on the same day. To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 63936885. To access the webcast please use the following link: http://event.on24.com/r.htm?e=1151131&s=1&k=C9A9A9C795D496EC8426E71A678B3E52

There can be no assurance that Mr. Baazov’s group will make an offer or that any such offer will ultimately result in a completed transaction. Shareholders of Amaya do not need to take any action with respect to any potential proposal at this time. Amaya intends to provide updates if and when necessary in accordance with applicable securities laws.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, the intentions of Amaya’s Chief Executive Officer and certain potential future transactions. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “propose”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com